
Mail Stop 3628

November 16, 2015

Daniel E. Berce
Director, President and Chief Executive Officer
AFS Sensub Corp.
2265B Renaissance Drive, Suite 17
Las Vegas, Nevada 89119

> **Re:** **AFS Sensub Corp.**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed November 3, 2015**
> **File No. 333-206924**

Dear Mr. Berce:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2015 letter.

Asset Representations Review Procedures, page 108

1. We note your response to our prior comment 8 and reissue in part. Your new disclosure on page 109 states that the depositor or sponsor, as applicable, is only obligated to repurchase the affected automobile loan contract if the interests of the noteholders are materially and adversely affected by the breach. Please revise your disclosure to state which party is responsible f or determining whether the interests of the noteholders are materially and adversely affected by the breach.

2. We also note that you removed noteholders from the list of parties who may make a repurchase demand based on a breached representation and warranty. It appears that the only way noteholders may make a repurchase demand now is if "the holders of notes representing [five] percent or more of the note principal balance of the [most senior class

of] notes then Outstanding notify the trust collateral agent that they have determined that such a representation or warranty was breached, then the trust collateral agent will deliver the related demand to the depositor or the sponsor, as applicable, on behalf of those noteholders." Because investors should be able to utilize the shelf dispute resolution provision, please revise to provide that investors are able to make a repurchase request. In addition, it is not clear from the disclosure in the prospectus whether you are limiting the dispute resolution provision to only a noteholder (or noteholders) that hold a specified percentage of the securities. If this is what you intend, please tell us why it is appropriate to impose these requirements on the requesting party. Refer to Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release.

Dispute Resolution for Repurchase Request, page 109

3.   We note your disclosure that, "if any automobile loan contract that is subject to a repurchase request… and the related report delivered by the asset representations reviewer indicates that no tests were failed with respect to that automobile loan contract, the repurchase request for that automobile loan contract will be deemed to have been resolved." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise accordingly.

Exhibit 99.36, Certification

4.   In your next amendment, please file the depositor certification as Exhibit 36.1. Refer to Item 601(b)(36) of Regulation S-K.

Exhibits

Form of Indenture (filed with SF-3 on September 14, 2015)

Article VII – Noteholders' Communications and Reports – Section 7.2 Preservation of Information; Communications to Noteholders

5.   We note your response to prior comments 4 and 6. Please make corresponding changes to the Form of Indenture. Please also amend the Form of Indenture as well as all other exhibits, as needed, so that they are consistent with the disclosure in the registration statement and confirm that you have made all necessary changes.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3674 with any questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel
Office of Structured Finance

Cc: John P. Keiserman, Esq.